July 8, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2010
Dear Mr. Rosenberg:
We refer to your letter, dated June 24, 2011 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comment of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31914) (the “2010 Form 20-F”) .
The Company is grateful for the comment from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.
Comment
Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
2.8 Insurance contracts and investment contracts, page F-20
1.	In Note 2.8.2.a(iii) you disclose that you unbundle unit-linked contracts into insurance components and non-insurance components. In Note 2.8.3 you disclose that you account for the liabilities for unit-linked investment contracts at fair value. Please tell us whether the pools of assets underlying your unit-linked insurance and investment contracts and the investment results for these assets inure solely to the benefit of the contract holder and, if so:
•	Please tell us separately the nature and RMB amounts of assets and liabilities associated with your unit-linked insurance and investment contracts at December 31, 2010 and where in the consolidated balance sheet they are classified; and

•	To the extent that there is a mismatch between the carrying value of your assets and liabilities for your unit-linked insurance or investment contracts, please explain to us how that mismatch was generated and how you account for it.

Mr. Jim B. Rosenberg	2	July 8, 2011
Response:
Unit-linked contract assets are managed separately by the Company. The investment income or loss of unit-linked contract assets are all attributable to the policyholders. The terms of the unit-linked contracts require payment denominated in the units of an investment fund held by each individual policyholder. The unit-denominated payment is measured at current unit value that reflects the fair value of the assets of the fund.
As of December 31, 2010, the book value of unit-linked contract assets was approximately RMB 84 million, less than 1/10000 of the Company’s total assets. IFRS 4 and IAS 1 do not require separate presentation of unit-linked contract assets as a single line item on the consolidated statement of financial position. Therefore, unit-linked contract assets were presented under such captions as “Securities at fair value through income” and “Cash and cash equivalents”, with approximately 90% presented under the “Securities at fair value through income” caption.
The Company unbundles unit-linked contract liabilities into an insurance component and investment component. The liabilities attributable to unit-linked contract insurance component calculated based on the Company’s terms of the unit-linked contracts were less than RMB 1 million. Therefore, the amount of unit-linked contract insurance component liabilities was immaterial. The amount of unit-linked contract investment component liabilities was approximately RMB 84 million as of December 31, 2010, and was reported under “Investment contracts” on the Company’s consolidated statement of financial position as of December 31, 2010.
As discussed above, the Company’s unit-linked contract assets are measured on a fair value basis. The unit-linked contract investment component liabilities are measured at current unit value, which also reflects the fair value of the assets of the fund. Therefore, the Company believes that there is no mismatch between the carrying value of the Company’s assets and liabilities for unit-linked contract.
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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,
/s/ James C. Scoville

James C. Scoville